Exhibit 99.1

NOT FOR ONWARD RELEASE, PUBLICATION OR DISTRIBUTION, DIRECTLY OR INDIRECTLY, IN WHOLE OR IN PART, IN OR INTO THE UNITED STATES, AUSTRALIA, CANADA, JAPAN OR THE REPUBLIC OF SOUTH AFRICA

THIS DOCUMENT DOES NOT CONSTITUTE AN OFFERING OF ANY SECURITIES. ANY OFFERING OF SECURITIES BY THE COMPANY IS NOT ADDRESSED TO ANY PERSON WITH A REGISTERED ADDRESS IN, OR WHO IS RESIDENT IN, THE UNITED STATES OR ANY U.S. PERSON, AND NO SUCH PERSONS ARE ENTITLED TO PARTICIPATE IN ANY SUCH OFFERING

THIS DOCUMENT AND THE ENCLOSED FORM OF PROXY ARE IMPORTANT AND REQUIRE YOUR IMMEDIATE ATTENTION. If you are in any doubt about the contents of this Document, or the action you should take, you are recommended to seek your own personal financial advice immediately from your stockbroker, bank manager, solicitor, accountant or other independent financial adviser authorised under the Financial Services and Markets Act 2000 (as amended) (“FSMA”) if you are resident in the United Kingdom or if not from another appropriately authorised independent financial adviser.

If you have sold or transferred all of your Ordinary Shares please send this document and the accompanying Form of Proxy as soon as possible to the purchaser or transferee or to the stockbroker, bank or other agent through whom the sale or transfer was effected for onward transmission to the purchaser or transferee. If you have sold or transferred only part of your holding of Ordinary Shares, you should retain these documents and consult the bank, stockbroker or other agent through whom the sale or transfer was made.

This Document does not constitute an offer to buy, acquire or subscribe for (or the solicitation of an offer to buy, acquire or subscribe for) Ordinary Shares or ADSs in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. This Document does not contain an offer of transferable securities within the meaning of section 102B of FSMA and does not constitute a prospectus within the meaning of section 85 of FSMA. Neither does it constitute an admission document drawn up in accordance with the AIM Rules for Companies. This Document has not been examined or approved by the Financial Conduct Authority (“FCA”) or the London Stock Exchange or any other regulatory authority.

Neither this Document (nor any part of it) nor its distribution shall form the basis of or be relied on in connection with any contract or as an inducement to enter into any contract or commitment whatsoever. This Document is being sent to you solely for the purpose of convening the General Meeting referred to below and to provide information to you as a member of the Company to help you to decide how to cast your vote in respect of the Resolutions. No reliance may be placed on this Document for any other purpose.

Motif Bio plc

(Incorporated and registered in England and Wales with registered No. 09320890)

Notice of General Meeting

in relation to a

Placing of 66,666,667 New Ordinary Shares at 30 pence per share

Nominated Adviser and Joint Broker

Peel Hunt LLP

Joint Broker

Northland Capital Partners Limited

This document (and the information contained herein) does not contain or constitute an offer of securities for sale, or solicitation of an offer to purchase securities, in the United States, Australia, Canada, Japan or the Republic of South Africa or any other jurisdiction where such an offer or solicitation would be unlawful. The securities referred to herein have not been and will not be registered under the US Securities Act of 1933, as amended (the “Securities Act”) or with any securities regulatory authority of any state or jurisdiction of the United States and may not be offered, sold, resold, or delivered, directly or indirectly, in or into the United States or to US persons unless the securities are registered under the Securities Act, or pursuant to an exemption from, or in a transaction not subject to, the registration requirements of the Securities Act, in each case in accordance with any applicable securities laws and regulations of any state or jurisdiction of the United States. The securities referred to herein were offered and sold to non-US persons outside the United States in offshore transactions within the meaning of, and in accordance with, Regulation S under the Securities Act. There was no public offer of securities in the United States.

None of the New Ordinary Shares, this document or any other document connected with the Placing have been or will be approved or disapproved by the US Securities and Exchange Commission or by the securities commissions of any state or other jurisdiction of the United States or any other regulatory authority, nor have any of the foregoing authorities or any securities commission passed comment upon or endorsed the merits of the offering of the New Ordinary Shares or the accuracy or adequacy of this document or any other document connected with the Placing. Any representation to the contrary is a criminal offence.

The New Ordinary Shares have not been and will not be registered under the securities laws and regulations of any jurisdiction, in particular, Australia, Canada, Japan or the Republic of South Africa, and may not be offered, sold, resold, or delivered, directly or indirectly, within Australia, Canada, Japan or the Republic of South Africa, or in any jurisdiction where it is unlawful to do so, except pursuant to an applicable exemption.

The distribution of this document and the offer of the New Ordinary Shares in certain jurisdictions may be restricted by law. Accordingly, neither this document, nor any advertisement or any other offering material may be distributed or published in any jurisdiction except under circumstances that will result in compliance with any applicable laws and regulations. Persons outside of the UK into whose possession this document comes should inform themselves about and observe any such restrictions.

This Document should be read as a whole. Your attention is drawn to the letter from the Chairman of the Company which is set out on pages 10 to 18 (inclusive) of this Document and which recommends you to vote in favour of the Resolutions to be proposed at the General Meeting.

The Notice of General Meeting, which is to be held at the offices of DLA Piper UK LLP at 3 Noble Street, London, EC2V 7EE at 2.00 p.m. on 22 June 2017, is set out at the end of this Document. The accompanying Form of Proxy for use in connection with the General Meeting should be completed by Shareholders and returned as soon as possible but in any event so as to be received by the Registrars at The Courtyard, 17 West Street, Farnham, Surrey GU9 7DR, United Kingdom by no later than 2.00 p.m. on 20 June 2017 (or, in the case of an adjournment of the General Meeting, not later than 48 hours before the time fixed for the holding of the adjourned meeting). The completion and return of a Form of Proxy will not preclude Shareholders from attending and voting at the General Meeting should they so wish.

Copies of this Document will be available free of charge to the public during normal business hours on any day (Saturdays, Sundays and public holidays excepted) at the offices of Motif Bio plc at 27/ 28 Eastcastle Street, London, W1W 8DH from the date of this Document to the date of the General Meeting and also from the Company’s website www.motifbio.com.

Peel Hunt LLP (“Peel Hunt”), which is authorised and regulated in the United Kingdom by the Financial Conduct Authority and is a member of the London Stock Exchange, is acting exclusively for the Company in connection with the Placing and will not be offering advice and will not otherwise be responsible for providing customer protections to recipients of this Document or any other person in respect of the Placing or any acquisition of New Ordinary Shares in the Company. No representation or warranty, express or implied, is made by Peel Hunt as to any of the contents of this Document for which the Directors and the Company are responsible (without limiting the statutory rights of any person to whom this Document is issued). Peel Hunt has not authorised the contents of, or any part of, this Document, and no liability whatsoever is accepted by Peel Hunt for the accuracy of information or opinions contained in this Document or for the omission of any material information from this Document. Peel Hunt accordingly disclaims all and any liability, whether arising in tort, contract or otherwise, which it might otherwise be found to have in respect of this Document.

Northland Capital Partners Limited (“Northland”), which is authorised and regulated in the United Kingdom by the Financial Conduct Authority and is a member of the London Stock Exchange, is acting exclusively as the Company’s Co-Lead Manager in connection with the Placing and will not be offering advice and will not otherwise be responsible for providing customer protections to recipients of this Document in respect of the Placing or any acquisition of New Ordinary Shares in the Company. No representation or warranty, express or implied, is made by Northland as to any of the contents of this Document for which the Directors and the Company are responsible (without limiting the statutory rights of any person to whom this Document is issued). Northland has not authorised the contents of, or any part of, this Document, and no liability whatsoever is accepted by Northland for, the accuracy of any information or opinions contained in this Document or for the omission of any material information from this Document. Northland accordingly disclaims all and any liability, whether arising in tort, contract or otherwise, which it might otherwise be found to have in respect of this Document.

No person has been authorised to give any information or to make any representation other than that contained in this Document in connection with the Placing and, if given or made, such information or representation must not be relied upon as having been authorised by or on behalf of the Company, Peel Hunt or Northland or their respective directors.

The contents of the Company’s website or any website directly or indirectly linked to the Company’s website do not form part of this Document.

The distribution of this Document, the Form of Proxy and the offer of the New Ordinary Shares in certain jurisdictions may be restricted by law. Accordingly, neither this Document, the Form of Proxy nor any advertisement or any other offering material may be distributed or published in any jurisdiction except under circumstances that will result in compliance with any applicable laws and regulations. Persons outside of the UK into whose possession this Document comes should inform themselves about and observe any such restrictions.

Application will also be made to the London Stock Exchange for the New Ordinary Shares to be admitted to trading on AIM. No application has been made or is currently intended to be made for the New Ordinary Shares to be admitted to trading or dealt in on any other exchange. The New Ordinary Shares will, when issued, rank in full for all dividends and other distributions declared, made or paid on the Ordinary Shares and otherwise rank pari passu in all respects with the Existing Ordinary Shares. The New Ordinary Shares are not being made available to the public in conjunction with the Placing and the information concerning the Placing set out in this Document is being provided for information purposes only to existing Shareholders. It is expected that, subject to, inter alia, the passing of the Resolutions at the General Meeting, admission to AIM will become effective in respect of, and that dealings on AIM will commence in, the New Ordinary Shares, at 8.00 a.m. on or around 23 June 2017.

Forward Looking Statements

This Document contains “forward-looking statements” which include all statements (other than statements of historical facts) including, without limitation, those regarding the Group’s financial position, business strategy, plans and objectives of management for future operations, and any statements preceded by, followed by or that include the words “targets”, “believes”, “expects”, “aims”, “intends”, “will”, “may”, “anticipates”, “would”, “could” or “similar” expressions or negatives thereof. Such forward-looking statements involve known and unknown risks, uncertainties and other important factors beyond the Company’s control that could cause the actual results, performance or achievements of the Group to be materially different from future results, performance or achievements expressed or implied by such forward-looking statements. Such forward-looking statements are based on numerous assumptions regarding the Group’s present and future business strategies and the environment in which the Group will operate in the future. These forward-looking statements speak only as at the date of this Document. The Company expressly disclaims any obligation or undertaking to disseminate any updates or revisions to any forward-looking statements contained herein to reflect any change in the Company’s expectations with regard thereto or any change in events, conditions or circumstances on which any such statements are based unless required to do so by applicable law or the AIM Rules for Companies.

DEFINITIONS

The following words and expressions shall have the following meanings in this Document unless the context otherwise requires:

“Admission”	the admission to trading on AIM of the New Ordinary Shares;
“ADS Holders”	holder(s) of American Depositary Shares;
“ADSs”	American Depositary Shares registered and issued by the Bank of New York Mellon, each of which consists a right to receive 20 Ordinary Shares;
“AIM”	the AIM market operated by the London Stock Exchange;
“AIM Rules”	the AIM rules for companies and nominated advisers, published by the London Stock Exchange (as amended from time to time);
“Amphion”	Amphion Innovations plc, a public limited company incorporated and registered in the Isle of Man with registered number 113646C, whose registered office is at Fort Anne, Douglas, Isle of Man, IM1 5PD;
“Board” or “Directors”	Richard Morgan, Graham Lumsden, Robert Bertoldi, Craig Albanese, Charlotta Ginman-Horrell, Jonathan Gold, Zaki Hosny, Mary Lake Polan and Bruce Williams and a “Director” means any one of them;
“Circular” or “this Document”	this circular prepared in relation to the General Meeting;
“Closing Price”	the closing middle market quotation of an Ordinary Share as derived from the AIM Appendix to the Daily Official List of the London Stock Exchange;
“Companies Act”	the Companies Act 2006, as amended;
“Company” or “Motif Bio”	Motif Bio plc, a company registered in England and Wales with registered number 09320890 and having its registered office at 27/28 Eastcastle Street, London W1W 8DH;
“CREST”	the computerised settlement system to facilitate transfer of title to or interests in securities in uncertificated form operated by Euroclear UK & Ireland Limited;
“Enlarged Share Capital”	the entire issued ordinary share capital of the Company immediately following Admission;
“Existing Ordinary Shares”	the 196,212,108 Ordinary Shares currently in issue at the date of this Document;
“Form of Proxy”	the form of proxy for use at the General Meeting which accompanies this Document;
“General Meeting”	the general meeting of the Company, notice of which is set out at the end of this Document;
“Group”	the Company and its subsidiary undertakings prior to Admission;
“IAML”	Invesco Asset Management Limited as agent for and on behalf of its discretionary managed clients;
“London Stock Exchange”	London Stock Exchange plc;
“NASDAQ”	The NASDAQ Global Select Market;
“New Ordinary Shares”	the Ordinary Shares to be issued and allotted pursuant to the Placing subject to the passing of Resolutions 1 and 3 at the General Meeting;
“Notice of General Meeting”	the notice of the General Meeting, which is set out at the end of this document;
“Northland”	Northland Capital Partners Limited, the Company’s joint broker;
“Ordinary Shares”	ordinary shares of one pence each in the share capital of the Company;

“Peel Hunt”	Peel Hunt LLP, the Company’s Nominated Adviser and joint broker;
“Placees”	persons subscribing for New Ordinary Shares as part of the Placing;
“Placing”	the conditional placing of the New Ordinary Shares with certain new and existing institutional investors at the Placing Price pursuant to the terms of the Placing Agreement;
“Placing Agreement”	the conditional placing agreement dated 2 June 2017 between the Company, Peel Hunt and Northland in relation to the Placing as summarised in paragraph 2 of this Document;
“Placing Price”	30 pence per New Ordinary Share;
“Registrars”	Share Registrars Limited of The Courtyard, 17 West Street, Farnham, Surrey GU9 7DR, United Kingdom;
“Resolutions”	the resolutions to be proposed at the General Meeting, as set out in the Notice of General Meeting;
“Shareholder(s)”	holder(s) of Ordinary Shares;
“subsidiary undertakings”	has the meaning as set out in section 1162 of the Companies Act 2006;
“UK” or “United Kingdom”	the United Kingdom of Great Britain and Northern Ireland;
“uncertificated” or “in uncertificated form”	a share or security recorded in the Company’s register of members as being held in uncertificated form, title to which may be transferred by means of CREST;
“US” or “United States”	the United States of America; and
“VWAP”	volume weighted average price.

GLOSSARY OF TECHNICAL TERMS

“ABSSSI”	acute bacterial skin and skin structure infections;
“clinical development”	human testing (healthy volunteers and patients) of pharmaceutical products;
“CRO”	clinical research organisation;
“cSSSI”	complicated skin and skin structure infections;
“DHFRi”	dihydrofolate reductase inhibitor;
“EMA”	European Medicines Agency;
“FDA”	the US Food and Drug Administration;
“GAIN Act”

the US Generating Antibiotic Incentives Now Act (which was signed into law on 9 July 2012) which mandates faster review times at the FDA and grants new antibiotics 5 additional years of market exclusivity from the date of approval in the US, resulting in a total of 10 years of exclusivity;

“Gram-positive bacteria”

a class of bacteria with a thick peptidoglycan layer but no outer membrane. These bacteria take up the crystal violet stain used in the Gram staining method of bacterial differentiation. Staphylococcus and Streptococcus are examples of Gram-positive bacteria;

“Gram-negative bacteria”

a class of bacteria with a thin peptidoglycan layer in their cell wall which is sandwiched between an inner cell membrane and a bacterial outer membrane. These bacteria do not retain the crystal violet stain used in the Gram staining method. Examples are E. coli, Salmonella and Pseudomonas;

“HABP”	hospital acquired bacterial pneumonia;
“INSPIRE”	Iclaprim for NoSocomial PneumonIa gRam positive pathogEns;
“IV”	intravenous;
“MAA”	Marketing Authorisation Application;
“MEB”	Medicines Evaluation Board in The Netherlands;
“mechanism”	the way a medicine works and imparts its medicinal effect;
“MRSA”	methicillin-resistant Staphylococcus aureus, a type of bacterial infection that is resistant to a number of widely used antibiotics;
“nephrotoxic”	harmful to the kidneys;
“NDA”	New Drug Application;
“Phase I study”	first stage of clinical testing in healthy volunteers;
“Phase II study”	clinical trials in a small number of patients (usually 20-30) to determine safety and efficacy of a new medicine;
“Phase III study”	the final stage of clinical trials prior to seeking regulatory approval, to determine efficacy and safety in a large number of patients (usually several hundred in total);
“preclinical stage programme”	laboratory and animal testing prior to being allowed to test the product in humans;
“QIDP”	Qualified Infectious Disease Product;
“REVIVE”	Randomized Evaluation intraVenous Iclaprim Vancomycin treatment; and
“VABP”	ventilator associated bacterial pneumonia.

DIRECTORS, SECRETARY AND ADVISERS

Directors	Richard Cecil Eversfield Morgan	(Non-executive Chairman)
	Dr. Graham George Lumsden	(Chief Executive Officer)
	Robert Joseph Bertoldi	(Non-executive Director)
	Dr. Craig Albanese	(Non-executive Director)
	Maria Charlotta Ginman-Horrell	(Non-executive Director)
	Jonathan Eliot Gold	(Non-executive Director)
	Zaki Hosny	(Non-executive Director)
	Dr. Mary Lake Polan	(Non-executive Director)
	Bruce Andrew Williams	(Non-executive Director)

Company Secretary	Stephen Austin

Registered Office	27/28 Eastcastle Street
London, W1W 8DH
United Kingdom

Nominated Adviser and Joint Broker	Peel Hunt LLP
Moor House
120 London Wall
London, EC2Y 5ET
United Kingdom

Joint Broker	Northland Capital Partners Limited
60 Gresham Street
4th Floor
London, EC2V 7BB
United Kingdom

Solicitors to the Company	DLA Piper UK LLP
3 Noble Street
London, EC2V 7EE
United Kingdom

Solicitors to the Nominated Adviser and Joint Brokers	Covington & Burling LLP
265 Strand
London, WC2R 1BH
United Kingdom

Auditor	PricewaterhouseCoopers LLP
The Capitol
431 Union Street
Aberdeen, AB11 6DA
United Kingdom

Public and Investor Relations	Walbrook PR Ltd
4 Lombard Street
London, EC3V 9HD
United Kingdom

Registrars	Share Registrars Limited
The Courtyard
17 West Street
Farnham
Surrey, GU9 7DR
United Kingdom

EXPECTED TIMETABLE OF PRINCIPAL EVENTS

Announcement of the Placing	7.00 a.m. on 2 June 2017
This Document posted to Shareholders (by first class post)	5 June 2017
Latest time and date for receipt of Form of Proxy	2.00 p.m. on 20 June 2017
General Meeting	2.00 p.m. on 22 June 2017
Admission and commencement of dealings in New Ordinary Shares	8.00 a.m. on 23 June 2017
Expected date for CREST stock accounts to be credited for New Ordinary Shares in uncertificated form	23 June 2017
Expected date of despatch of definitive share certificates for New Ordinary Shares to be held in certificated form	3 July 2017

EXCHANGE RATE

The exchange rate used throughout this Document, unless otherwise stated, is £1 = US$1.2899, as published in the Daily Official List of the London Stock Exchange on 1 June 2017.

Notes:

(1)    References to times in this Document are to the time in London, United Kingdom (unless otherwise stated).

(2)    Each of the times and dates above are indicative only and if any of the details contained in the timetable above should change, the revised times and dates will be notified to Shareholders by means of an announcement through a Regulatory Information Service.

PLACING STATISTICS

Placing price per New Ordinary Share	30 pence
Number of Existing Ordinary Shares in issue as at the date of this Document	196,212,108
Number of New Ordinary Shares to be issued pursuant to the Placing	66,666,667
Number of Ordinary Shares in the Enlarged Share Capital at Admission	262,878,775
Number of New Ordinary Shares as a percentage of the Enlarged Share Capital	25.4%
Gross proceeds of the Placing	£20.0 million (US$25.8 million)
Estimated proceeds of the Placing, receivable by the Company, net of expenses	£18.7 million (US$24.1 million)

PART 1 - LETTER FROM THE CHAIRMAN OF MOTIF BIO PLC

(Incorporated in England and Wales under the Companies Act 2006 with registered no. 09320890)

Directors:		Registered office:
Richard Morgan	(Non-executive Chairman)	27/28 Eastcastle Street
Graham Lumsden	(Chief Executive Officer)	London
Robert Bertoldi	(Non-executive Director)	W1W 8DH
Dr Craig Albanese	(Non-executive Director)	United Kingdom
Charlotta Ginman-Horrell	(Non-executive Director)
Jonathan Gold	(Non-executive Director)
Zaki Hosny	(Non-executive Director)
Dr Mary Lake Polan	(Non-executive Director)
Bruce Williams	(Non-executive Director)

5 June 2017

To Shareholders and ADS Holders and, for information only, to the holders of options and warrants over Ordinary Shares.

Dear Shareholder,

Notice of General Meeting

in relation to a

Placing of 66,666,667 New Ordinary Shares at 30 pence per share

1.      INTRODUCTION

Motif Bio plc is a clinical stage biopharmaceutical company which specialises in developing novel antibiotics designed to be effective against serious and life-threatening infections caused by multi-drug resistant bacteria. The Company’s antibiotic product candidate, iclaprim, is being developed for the treatment of serious bacterial infections such as acute bacterial skin and skin structure infections (“ABSSSI”) and hospital acquired bacterial pneumonia (“HABP”), including those caused by resistant strains such as MRSA (methicillin-resistant Staphylococcus aureus) and MDRSP (multi-drug resistant Streptococcus pneumoniae) that have become prevalent in patients in both the community and hospital settings.

The Company filed its US Annual Report on Form 20-F for the year ended 31 December 2016 with the US Securities and Exchange Commission on 1 May 2017 and published its annual report and accounts for the same period on 18 May 2017. Both documents provide an in-depth review of the progress made by the Company in 2016 and the 20-F document goes further to provide, among other things, significant detail on the background of the Company and iclaprim. The Company’s 20-F document and the annual report and accounts contain risk factors associated with an investment in the Company’s Ordinary Shares.

The Company has made significant progress towards its goal of completing the clinical development of iclaprim and bringing this novel antibiotic to market. On 18 April 2017, the Company announced positive top-line data from its Phase III clinical trial, REVIVE-1. The Directors believe that the success of REVIVE-1 was a significant milestone for the Company and sets a positive outlook for REVIVE-2, the second of the two necessary pivotal clinical trials required to obtain approval for iclaprim as a new antibiotic product.

In November 2016, the Company completed its listing on NASDAQ and raised net proceeds of US$21.4 million via a US offering and European placing. At the time, the Company noted a shortfall of US$12 million that would be required to be raised through public or private financing and/or other partnering opportunities in order to complete the REVIVE-2 trial. As has been previously stated, the Company’s current cash resources are expected to be sufficient to enable the full enrolment of REVIVE-2 by the end of Q2:2017 and enable the Company to continue into early H2:2017. The cash resources are not, however, sufficient to complete REVIVE-2 and advance iclaprim towards planned submissions in H1:2018 for regulatory approvals. The Directors have been considering a range of options to bring additional funding into the Company and following the positive data from REVIVE-1, have attracted strong positive interest from new and existing institutional investors. The Company has a clear strategy to commercialise iclaprim in the US and seek commercialisation partners for other regions. The Directors believe that the value of iclaprim and the ability to negotiate with potential partners will be enhanced if new financing is secured.

2.      THE PLACING

On 2 June 2017 the Company announced that it has conditionally raised £20.0 million (US$25.8 million), before expenses, by way of a conditional placing of 66,666,667 New Ordinary Shares at the Placing Price with new and existing institutional investors to fund the further development of iclaprim, more detail of which is described in paragraph 3 below (“Use of Proceeds”). The Placing Price represents a discount of 11.7 per cent. to the trailing ten day VWAP of 34.0 pence. The Placing is conditional upon, inter alia, (i) the passing of Resolutions 1 and 3 set out in the Notice of General Meeting; and (ii) Admission.

In connection with the Placing, the Company has entered into the Placing Agreement pursuant to which Peel Hunt and Northland have agreed, in accordance with its terms, to use reasonable endeavours to place the New Ordinary Shares with certain new and existing institutional investors. The Placing is not underwritten.

Pursuant to the terms of the Placing Agreement, Peel Hunt and Northland have conditionally placed the New Ordinary Shares at the Placing Price. Assuming the issue of all of the New Ordinary Shares, the New Ordinary Shares will represent approximately 34.0 per cent. of the Existing Ordinary Shares and will, when issued, represent approximately 25.4 per cent. of the Enlarged Share Capital.

The New Ordinary Shares are not being made available to the public and none of the New Ordinary Shares are being offered or sold in any jurisdiction where it would be unlawful to do so.

Application will be made for the New Ordinary Shares to be admitted to trading on AIM and dealings are expected to commence no later than 23 June 2017 or such later date as the Company and Peel Hunt shall agree.

The New Ordinary Shares will, following Admission, rank in full for all dividends and distributions declared, made or paid in respect of the issued Ordinary Share capital of the Company and otherwise rank pari passu in all other respects with the Existing Ordinary Shares.

The Placing is conditional upon, inter alia:

•                            the passing of Resolutions 1 and 3 at the General Meeting;

•                            the Placing Agreement entered into between the Company, Peel Hunt and Northland becoming unconditional in accordance with its terms and not having been terminated prior to Admission; and

•                            Admission becoming effective by no later than 8.00 a.m. on 23 June 2017 or such other date as the Company and Peel Hunt may agree (being not later than 8.00 a.m. on 7 July 2017).

The Directors have been advised that the publication of a prospectus in the UK and the equivalent document in the US, to enable the Company to offer its securities more widely to investors and retail shareholders, would be time-consuming and costly. The Directors have therefore decided that the Placing of £20 million, conducted outside the US, is the most appropriate financing option to continue execution of the Company’s strategic plans.

The purpose of this Document is to explain the background to and reasons for the Placing, to explain why the Directors consider the Placing to be in the best interests of the Company and its Shareholders and why the Directors unanimously recommend that you vote in favour of the Resolutions to be proposed at the General Meeting, notice of which is set out at the end of this Document, as they intend to do in respect of their aggregate holdings of 792,355 Ordinary Shares representing approximately 0.4 per cent. of the Existing Ordinary Shares of the Company.

The attention of Shareholders is drawn, in particular, to paragraph 11 below which describes the importance of your vote at the General Meeting, notice of which is set out at the back of this Document.

3.      USE OF PROCEEDS

The net proceeds of the Placing, which are estimated to be £18.7m, will be used as follows:

•         complete the REVIVE-2 study;

•         to file an NDA and a MAA for iclaprim in ABSSSI; and

•         for general corporate purposes.

4.      INFORMATION ON THE COMPANY

Background

The Company’s antibiotic product candidate, iclaprim, is a novel diaminopyrimidine antibiotic that inhibits an essential bacterial enzyme called “dihydrofolate reductase” (DHFR) which is essential in the process leading to the production of bacterial DNA and RNA that are required for bacteria to grow and divide. Stopping this pathway leads to bacterial cell death. The Directors believe this is an underutilised mechanism that works in a different way to other standard of care antibiotics such as penicillins, cephalosporins, tetracyclines, aminoglycosides, macrolides and quinolones. Clinical trials to date have indicated that iclaprim may be effective against Gram-positive bacteria that have developed resistance to other antibiotic mechanisms. To date, iclaprim has been administered to more than 1,000 patients and healthy volunteers in Phase I, II and III clinical trials and in contrast to vancomycin, a standard of care antibiotic used in hospitalised patients with “Gram-positive” infections, no statistically significant evidence of nephrotoxicity (i.e., damage to the kidneys caused by exposure to a toxic chemical, toxin or medication) has been observed with iclaprim.

The Directors believe that iclaprim is a potential candidate for use as a first-line empiric monotherapy (the initial therapy administered prior to the identification of the pathogen) in severely ill patients who are hospitalised with ABSSSI caused by MRSA and have comorbidities, or also suffer from other health issues, such as renal impairment or diabetes. Renal impairment affects up to an estimated 936,000 of the approximately 3.6 million patients hospitalised with ABSSSI annually in the US (in 2015). This population is expected to grow due to the increasing prevalence of diabetes and aging of the population, as renal function declines with age and poorly controlled diabetes.

Based on Company analysis of data from industry sources, it is estimated that the cost of treating ABSSSI caused by MRSA with vancomycin in patients with renal impairment is approximately US$28,000 per patient (approximately 19% higher than the cost of treating ABSSSI caused by MRSA with vancomycin in patients without renal impairment, which has been estimated to be approximately US$23,600). However, because of an increase in MRSA infections that are resistant or not clinically responsive to treatment with vancomycin and the need for therapeutic monitoring and dose adjustment, due to nephrotoxicity, the Directors believe physicians and patients would benefit from more effective options with demonstrated safety profiles. This is supported by the Company’s commissioned market research, described further below (see paragraph headed ‘Commercialisation Strategy’).

In July 2015, the FDA designated the IV formulation of iclaprim as a Qualified Infectious Disease Product (“QIDP”) for ABSSSI and HABP, and in August 2015 the FDA granted iclaprim regulatory Fast Track designation. QIDP designation means iclaprim is eligible for Priority Review and, if approved, a five-year extension to the statutory market exclusivity period in the US, resulting in 10 years of market exclusivity from the date of approval. If approved by the European Medicines Agency (“EMA”), it is expected that iclaprim will qualify for eight years of data exclusivity and an additional two years of market exclusivity in the EU. If approved by the Pharmaceuticals and Medical Devices Agency (“PDMA”) in Japan, it is expected that iclaprim would qualify for eight years of data exclusivity (which may be extended to ten years for orphan or paediatric indications).

In March 2016, the Company announced that patient enrolment had commenced in the first of two Phase III REVIVE (Randomized Evaluation intraVenous Iclaprim Vancomycin trEatment) clinical trials (called REVIVE-1 and REVIVE-2) in patients with ABSSSI. REVIVE-1 is a 598-patient double-blinded, global, multicentre trial, in patients with ABSSSI that compares the safety and efficacy of an 80mg intravenous dose of iclaprim with 15mg/kg intravenous vancomycin. Treatments were administered every 12 hours for 5 to 14 days. REVIVE-2 uses an identical protocol to REVIVE-1 and differs only in the clinical trial sites selected to enrol patients.

Recent developments

On 18 April 2017, the Company published positive top-line clinical data from REVIVE-1, indicating that iclaprim was effective, achieving the primary endpoint, and was well tolerated.

Iclaprim achieved the primary endpoint of non-inferiority (“NI”) (10% margin) compared to vancomycin at the early time point (“ETP”) 48 to 72 hours after the start of administration of the study drug in the intent-to-treat (“ITT”) patient population. Iclaprim also achieved NI (10% margin) at the test of cure (“TOC”) endpoint 7 to 14 days after study drug discontinuation in the ITT patient population.

		Iclaprim	Vancomycin	% Difference
Time point	Endpoint	N=298	N=300	(95% CI)
Early Time Point	Early Clinical Response	241 (80.9%)	243 (81.0%)	-0.13 (-6.42, 6.17)
Test Of Cure	Clinical cure	251 (84.2%)	261 (87.0%)	-2.77 (-8.39, 2.85)

In an analysis of a pre-specified secondary endpoint, 60.4% of patients receiving iclaprim demonstrated resolution or near resolution at end of therapy (“EOT”), compared to 58.3% of patients receiving vancomycin (treatment difference: 2.07%, 95% CI: -5.80% to 9.94%). In another pre-specified secondary endpoint analysis, using a modified clinical cure TOC endpoint defined by a >90% reduction in lesion size at TOC, no increase in lesion size since ETP and no requirement for additional antibiotics, clinical cure was seen in 68.5% of patients receiving iclaprim and 73.0% of patients receiving vancomycin (treatment difference: -4.54%, 95% CI: -11.83% to 2.74%).

Iclaprim was well tolerated in the study, with most adverse events categorised as mild.

	Iclaprim N=293	Vancomycin N=297
TEAEs (Treatment Emergent Adverse Events)	151 (51.5%)	128 (43.1%)
Study drug related TEAEs	57 (19.5%)	53 (17.8%)
TEAEs leading to discontinuation of study drug	8 (2.7%)	13 (4.4%)
TEAE related SAEs (Serious AEs)	8 (2.7%)	12 (4.0%)
Deaths	0 (0.0%)	1 (0.3%)

The Directors believe that REVIVE-2 is progressing well, with more than 80% of the total patients enrolled. The Directors expect full enrolment will be achieved around the end of Q2:2017, which is ahead of schedule, and that top-line data will be published in H2:2017.

If successful, the Directors believe the data from the two REVIVE trials will satisfy the requirements to submit an NDA in the United States and an MAA in Europe for iclaprim for the treatment of patients with ABSSSI caused by Gram-positive bacteria. The Company anticipates being in a position to submit the data for an NDA and MAA in H1:2018.

Hospital Acquired Bacterial Pneumonia (HABP).

In addition to ABSSSI, the Directors believe that iclaprim may be an important option for patients with other types of infections in hospitals, such as HABP, which also includes ventilator-associated bacterial pneumonia (“VABP”). In the US, an estimated 1.4 million patients are diagnosed with HABP each year with a mortality rate that can vary between 20% and 50%. Selection of the correct antibiotic(s) at the start of treatment is critical.

The Directors believe this indication could further expand iclaprim’s addressable market to include another serious unmet medical need and therefore potentially become a significant value driver for the Company. The Directors believe that iclaprim is well suited for use as a first-line empiric therapy for patients with HABP, including patients with VABP, caused by Gram-positive bacteria, based on data from a Phase II clinical trial, which support the efficacy of iclaprim in this patient population. Additionally, in a Phase I healthy volunteer trial, concentrations of iclaprim at the site of infection in the lungs (pneumonia is inflammation of lung tissue) were considerably higher than concentrations in plasma. The Directors are of the view that the Company has completed the necessary studies and other analyses to commence its INSPIRE (iclaprim for NoSocomial PneumonIa gRam- positive pathogEns) Phase III trial in patients with HABP, including patients with VABP. The trial is expected to take approximately three years with a planned interim analysis and is expected to cost approximately US$40 million to complete and file an NDA and MAA for regulatory approvals in the US and Europe, respectively. Commencement of this study remains subject to additional financing being secured. The Directors continue to evaluate potential sources of funding, which also include non-dilutive funding and, for example, upfront payments from the out-licensing of certain rights to iclaprim.

Strategy

The Company’s goal is to help physicians to treat hospitalised patients with serious and life-threatening infections by building a leading, commercially-oriented biopharmaceutical company dedicated to the development and commercialisation of novel antibiotics, designed to be effective against multi-drug resistant bacteria. The Company is pursuing the following strategies:

•                            Focus on developing novel antibiotics designed to be effective against serious and life-threatening infections caused by multi-drug resistant bacteria. The Company is developing antibiotic treatments designed to be effective against the serious life-threatening infections in hospitalised patients such as ABSSSI and HABP, including VABP, caused by Gram-positive pathogens, including resistant strains such as MRSA. These infections, which have become increasingly prevalent in hospitalised patients and more recently in healthy people in the general community (who then require hospitalisation), have a high unmet need for innovative treatment options.

•                            Rapidly advance lead product candidate, iclaprim, through Phase III clinical trials. The two REVIVE Phase III clinical trials are designed to obtain marketing approval for an IV formulation of iclaprim for the treatment of ABSSSI. Positive topline data from REVIVE-1 were announced on 18 April 2017 and data readout from REVIVE-2 is expected in H2:2017. Subject to additional funding, the Company plans to evaluate iclaprim in its INSPIRE Phase III clinical trial of iclaprim in HABP, including VABP, patients.

•                            Commercialise iclaprim in the United States. If approved, the Company intends to commercialise iclaprim in the US and identify proven commercialisation partners in other key global markets. The Directors believe that the Company’s ability to execute this strategy is enhanced by the focus on the hospital setting and the significant prior commercial experience of key members of the management team and the Directors, who were involved in the launch and/or commercialisation of several blockbuster (annual revenues of at least US$1 billion) pharmaceutical products prior to joining the Company. Further details of the Company’s commercialisation strategy are described below.

•                            Expand indications of product candidates within the Company’s franchise. The Company intends to leverage opportunities to develop product candidates internally for additional indications, including a potential oral DHFRi. The Directors believe that this approach will enable the Company to maximise its commercial potential by utilising existing resources and expertise and adding valuable intellectual property to the Company’s portfolio.

•                            Expand portfolio through acquisition and disciplined in-licensing. The Company plans to source new product candidates through acquisition or in-licensing. The management team intends to mitigate the potential risks of this strategy by adhering to disciplined criteria of focusing on in-licensing or acquisition of products that are already commercially available or that have clinical data that the management team believes suggest a high probability of success for development progression and an attractive potential return on investment.

Commercialisation Strategy

If approved, the Company intends to commercialise iclaprim in the United States and identify proven commercialisation partners in other key global markets, including Europe and Japan. In preparing for commercialisation the Company completed a program of research and analysis to understand the nature and size of hospitalised patients with Gram-positive infections, with an initial focus on the potential clinical needs of the hospitalised ABSSSI patient in the US. The research found that clinicians project that iclaprim, if approved, could potentially displace standard of care IV

Gram-positive antibiotic therapies, such as vancomycin, in empiric treatment of MRSA-suspected ABSSSI patients with renal impairment.

The Directors believe that the Company can efficiently target the approximately 1,500 hospitals and integrated delivery networks (“IDNs”) in the US that are responsible for an estimated 75% of the market opportunity for IV antibiotics to treat serious Gram-positive infections. A team of Medical Science Liaisons (“MSLs”), Key Account Managers and Directors and Professional Hospital Sales Representatives will concentrate on these 1,500 hospitals and IDNs. The Directors believe this can be accomplished by building a sales and marketing team or by partnering, for example, with one of the well-established Contract Sales Organisations that specialise in commercialising hospital products. The Company expects to begin in 2018 with a small team (c.10) of MSLs who will engage with the medical, payer, microbiology and scientific community about the numerous scientific publications and presentations on iclaprim. Key Account Managers and Directors, along with Professional Hospital Sales Representatives would be hired and trained thereafter. The Key Account Team, along with the MSL team, will engage with Pharmacy and Therapeutics Committee members of hospitals and IDNs and will present the iclaprim value proposition to support formulary approval and positioning, assuming iclaprim is approved. The Key Account Team will be responsible for negotiating contracts with drug distributors and Group Purchasing Organisations.

The Directors believe that the Phase III HABP trial, which requires additional funding to commence and complete, will, if successful, provide valuable data for hospital infectious disease physicians treating these patients. Successful hospital antibiotics such as daptomycin and linezolid have each reached peak year revenues of more than US$1 billion. In each case these antibiotics were studied in several indications, and this is a good roadmap for the Company as it continues to develop iclaprim. The Company is planning several programmes to differentiate iclaprim further and to demonstrate the potential benefits to patients, physicians and payers. The Company is seeking input from experts who understand how hospitals judge new products, including their expectations on data that will be required to enable rapid formulary access. On 10 May 2017, the Company announced it had strengthened its Scientific Advisory Board and expects to submit numerous articles on iclaprim for publication in peer-reviewed scientific journals and abstracts for presentation at key scientific conferences, further expanding the understanding of iclaprim in the medical community.

The Company has continued to create and develop relationships with potential partners and appointed The Fulford Group to identify potential commercialisation partners for iclaprim in markets outside the US, with a focus on certain countries in the EU as well as Japan, which are some of the most valuable markets.

5.        CURRENT PROSPECTS AND OUTLOOK

The Company filed its US Annual Report on Form 20-F for the year ended 31 December 2016 with the US Securities and Exchange Commission on 1 May 2017 and published its annual report and accounts for the same period on 18 May 2017. Both documents provide an in depth review of the progress made by the Company in 2016 and the 20-F document goes further to provide, among other things, significant detail on the background of the Company and iclaprim.

The Group’s largest expenditure continues to be costs associated with the clinical development of iclaprim for ABSSSI in its REVIVE clinical trials, and hence, Covance, its outsourced clinical research partner. The Company’s general and administrative costs primarily comprise outside consultancy fees.

The Directors believe that the Company’s prospects remain positive and confirm that since the Company’s Final Results for the year ended 31 December 2016, which were announced on 1 May 2017 and, via RNS, on 2 May 2017, the Company has continued to progress in line with expectations.

6.                      GENERAL MEETING

A notice is set out at the end of this Document convening the General Meeting to be held at the offices of DLA Piper UK LLP at 3 Noble Street, London, EC2V 7EE on 22 June 2017 at 2.00 p.m. at which the following Resolutions will be proposed:

(1)                   Resolution 1, which will be proposed as an ordinary resolution, the passing of which will require more than 50 per cent. of the votes cast voting in favour of it, seeks approval for the Directors to allot 66,666,667 Ordinary Shares. This authority will be limited to the allotment of the New Ordinary Shares pursuant to the Placing.

(2)                   Resolution 2, which will be proposed as an ordinary resolution, the passing of which will require more than 50 per cent. of the votes cast voting in favour of it, would renew a similar general allotment authority sought at the AGM to be held on 15 June 2017 save that the amounts set forth in parts (a) and (b) of this resolution would each represent approximately one-third of the Enlarged Share Capital.

(3)                   Resolution 3, which will be proposed as a special resolution, the passing of which will require at least 75 per cent. of the votes cast voting in favour of it, and, if passed, will enable the Directors to allot up to 66,666,667 Ordinary Shares for cash without having to comply with statutory pre-emption rights. This power will be limited to the allotment of the New Ordinary Shares pursuant to the Placing.

(4)                   Resolution 4, which will be proposed as a special resolution, the passing of which will require at least 75 per cent. of the votes cast voting in favour of it, would renew a similar power to disapply statutory pre-emption rights sought at the AGM to be held on 15 June 2017 save that the amount set forth in part (b) of this resolution would represent approximately fifteen per cent. of the Enlarged Share Capital.

The Resolutions are set out in full in the Notice of General Meeting at the end of this Document.

7.                        RELATED PARTY TRANSACTIONS

IAML has conditionally subscribed for 16,789,993 New Ordinary Shares which constitutes a related party transaction for the purposes of Rule 13 of the AIM Rules by virtue of IAML being a substantial shareholder in the Company.

The Directors consider, having consulted with Peel Hunt, the Company’s nominated adviser, that the terms of the transaction are fair and reasonable in so far as its Shareholders are concerned.

8.                      DIRECTORS’ AND OTHER INTERESTS

As at the date of this Document and immediately following Admission, the interests (all of which are beneficial unless otherwise stated), whether direct or indirect, of the Directors and their families (within the meaning set out in the AIM Rules) in the issued share capital of the Company and the existence of which is known to or could, with reasonable diligence, be ascertained by that Director, are as follows:

	Before Admission*		Following Admission
		Percentage		Percentage
	No of issued	of issued	No of issued	of issued
	Ordinary	Ordinary	Ordinary	Ordinary
Name	Shares	Shares	Shares	Shares
Richard Cecil Eversfield Morgan	123,596	0.06	123,596	0.05
Graham George Lumsden	—	—	—	—
Robert Joseph Bertoldi	61,251	0.03	61,251	0.02
Dr Craig Albanese	—	—	—	—
Maria Charlotta Ginman-Horrell	125,000	0.06	125,000	0.05
Jonathan Eliot Gold	148,608	0.08	148,608	0.06
Zaki Hosny	215,550	0.10	215,550	0.08
Dr Mary Lake Polan	13,000	0.01	13,000	0.00
Bruce Andrew Williams	105,350	0.05	105,350	0.04

The Company has recently determined that Robert Bertoldi should be categorised as a non-executive director, and not as an executive director, due to the nature of his services. The terms of the consultancy agreement between the Company and Amphion Innovations plc for his services dated 1 April 2015 and, as disclosed in the Company’s annual report for the financial year ended 31 December 2016, remain unchanged as at the date of this Document.

9.                      SIGNIFICANT SHAREHOLDERS

As at 2 June 2017, the Directors are aware of the following persons who, directly or indirectly, are interested in three per cent. or more of the Company’s existing Ordinary Share capital before Admission and their resultant holdings after Admission:

	Before Admission*		Following Admission
		Percentage		Percentage
	No of issued	of issued	No of issued	of issued
	Ordinary	Ordinary	Ordinary	Ordinary
Name	Shares	Shares	Shares	Shares
IAML	49,416,000	25.2	66,205,993	25.2
Amphion Group**	43,240,645	22.0	43,240,645	16.4
Aviva plc & its subsidiaries***	8,924,647	4.5	11,246,007	4.3

*                 The percentages shown are based on the most recent share register analysis or latest date of notification.

**          The Amphion Group consists of the shareholdings of Amphion Innovations plc, Amphion Innovations (US), Inc. and MSA Holdings BSC.

***   The shareholding figures take into account qualifying financial instruments and so include the voting rights that may be acquired if such financial instrument is exercised or converted. This number includes 2,028,725 shares which was notified by Aviva as a non-disclosable (indirect) position not reportable under Rule 5.1.5 of the FCA’s Disclosure Guidance and Transparency Rules but disclosed in the interests of transparency.

10.               ACTION TO BE TAKEN

Please check that you have received the following with this Document:

•                  a Form of Proxy for use in relation to the General Meeting; and

•                  a reply-paid envelope for use in connection with the return of the Form of Proxy (in the UK only).

Whether or not you intend to be present in person at the General Meeting, you are strongly encouraged to complete, sign and return your Form of Proxy in accordance with the instructions printed thereon so as to be received by post or, during normal business hours only, by hand, at Share Registrars Limited of The Courtyard, 17 West Street, Farnham, Surrey GU9 7DR, United Kingdom, as soon as possible but in any event so as to arrive by not later than 2.00 p.m. on 20 June 2017 (or, in the case of an adjournment of the General Meeting, not later than 48 hours before the time fixed for the holding of the adjourned meeting (excluding any part of a day that is not a business day)).

Appointing a proxy in accordance with the instructions set out above will enable your vote to be counted at the General Meeting in the event of your absence. The completion and return of a Form of Proxy will not preclude you from attending and voting in person at the General Meeting, or any adjournment thereof, should you wish to do so.

11.               RECOMMENDATION, IRREVOCABLE UNDERTAKINGS AND IMPORTANCE OF VOTE

The Directors consider the Placing to be in the best interests of the Company and its Shareholders as a whole and accordingly unanimously recommend that Shareholders vote in favour of the Resolutions to be proposed at the General Meeting as they intend to do in respect of their own beneficial holdings amounting, in aggregate, to 792,355 Existing Ordinary Shares, representing approximately 0.4 per cent. of the Existing Ordinary Shares.

In addition to the Directors, certain other shareholders, have irrevocably undertaken to vote in favour of the Resolutions in respect of the Existing Ordinary Shares in which they are interested, amounting in aggregate to 43,240,645 Existing Ordinary Shares, representing approximately 22.0 per cent. of the Existing Ordinary Shares.

As the Placing is conditional, inter alia, upon the passing by Shareholders of Resolutions 1 and 3 at the General Meeting, Shareholders should be aware that, if such Resolutions are not passed and the Placing does not take place, funds will not be received by the Company. In this event, the Directors estimate that the Company’s current working capital, under the Company’s current business plan, would be insufficient to allow the Company to trade beyond early H2:2017 without taking mitigating action and the Company would not be able to complete the REVIVE-2 clinical trial. The Directors would need to seek alternative financing which may or may not be forthcoming. The Directors consider that such a scenario would not be in the best interests of the Company or its Shareholders and that any alternative financing, if available, could be on less favourable terms than the Placing and could risk leading to substantial dilution for Shareholders. If the Company were to be unsuccessful in pursuing alternative financing, the Company could be obliged to cease operations, the consequences of which could include insolvency proceedings and Shareholders potentially losing all or a very significant part of the value of their shareholding. Accordingly, it is very important that Shareholders vote in favour of the Resolutions in order that the Placing may proceed.

Yours faithfully

Richard Morgan
Chairman

NOTICE OF GENERAL MEETING

MOTIF BIO PLC

(Incorporated in England and Wales under the Companies Act 2006 with registered no. 09320890)

NOTICE IS HEREBY GIVEN that a General Meeting of Motif Bio plc (the “Company”) will be held at the offices of DLA Piper UK LLP at 3 Noble Street, London, EC2V 7EE at 2.00 p.m. on 22 June 2017 for the purpose of considering and, if thought fit, passing the following Resolutions, which will be proposed in the case of Resolutions 1 and 2 as ordinary resolutions and in the case of Resolutions 3 and 4 as special resolutions.

For the purposes of these Resolutions capitalised terms shall (unless the context requires otherwise) have the meaning ascribed to them in a circular from the Company to its Shareholders dated 5 June 2017 which included this Notice of General Meeting (the “Circular”).

ORDINARY RESOLUTIONS

1.                        That the directors of the Company be and are hereby generally and unconditionally authorised for the purposes of section 551 of the Companies Act 2006 (the “Act”) to exercise all the powers of the Company to allot shares in the Company or to grant rights to subscribe for or to convert any security into shares in the Company up to an aggregate nominal amount of £666,666.67 in connection with the Placing of shares in the capital of the Company described in the Circular, provided that this authority shall expire on 31 December 2017, save that the Company may make an offer or agreement before this authority expires which would or might require shares to be allotted or rights to subscribe for or to convert any security into shares to be granted after this authority expires and the directors may allot shares or grant such rights pursuant to any such offer or agreement as if this authority had not expired.

This authority is in addition to all existing authorities under section 551 of the Act.

2.                        That, subject to the passing of Resolutions 1 and 3 and in addition to the authority granted thereunder, the directors of the Company be and are hereby generally and unconditionally authorised for the purposes of section 551 of the Act to exercise all the powers of the Company to allot shares in the Company or to grant rights to subscribe for, or convert any security into, shares in the Company:

(a)              up to an aggregate nominal amount of £876,262.58; and

(b)              comprising equity securities (as defined in section 560 of the Act) up to a further aggregate nominal amount of £876,262.58 in connection with an offer by way of a rights issue:

(i)                       to holders of ordinary shares in the capital of the Company in proportion (as nearly as practicable) to the respective numbers of ordinary shares held by them; and

(ii)                    to holders of other equity securities in the capital of the Company, as required by the rights of those securities or, subject to such rights, as the directors otherwise consider necessary, but subject to such exclusions or other arrangements as the directors may deem necessary or expedient in relation to treasury shares, fractional entitlements, record dates or any legal or practical problems under the laws of any territory or the requirements of any regulatory body or stock exchange, provided that these authorities shall expire at the conclusion of the next AGM of the Company after the passing of this resolution or on 15 September 2018 (whichever is the earlier), save that the Company may make an offer or agreement before this authority expires which would or might require shares to be allotted or rights to subscribe for or to convert any security into shares to be granted after this authority expires and the directors may allot shares or grant such rights pursuant to any such offer or agreement as if this authority had not expired.

These authorities are in substitution for all existing authorities under section 551 of the Act granted at the AGM of the Company to be held at 2.00 p.m. on 15 June 2017 (which, to the extent unused at the date of this resolution, are revoked with immediate effect).

SPECIAL RESOLUTIONS

3.                   That, subject to the passing of Resolution 1, pursuant to section 571 of the Act, the directors of the Company be and are hereby empowered pursuant to section 571 of the Act to allot equity securities (as defined in section 560 of the Act) of the Company for cash pursuant to the authorities conferred by Resolution 1 as if section 561(1) of the Act did not apply to any such allotment, provided that this power shall be limited to the allotment of equity securities up to an aggregate nominal amount of £666,666.67 in connection with the Placing of shares in the capital of the Company described in the Circular, and this power shall expire on 31 December 2017, save that the Company may make an offer or agreement before this power expires which would or might require equity securities to be allotted for cash after this power expires and the directors may allot equity securities for cash pursuant to any such offer or agreement as if this power had not expired.

This power is in addition to all existing powers under section 570 and section 571 of the Act.

4.                   That, subject to the passing of Resolutions 1, 2 and 3 and in addition to the authority granted thereunder, the directors of the Company be and are hereby empowered pursuant to section 570 of the Act to allot equity securities (as defined in section 560 of the Act) of the Company for cash pursuant to the authorities conferred by Resolution 2 as if section 561(1) of the Act did not apply to any such allotment, provided that this power shall be limited to the allotment of equity securities:

(a)                   in connection with an offer of equity securities (whether by way of a rights issue, open offer or otherwise):

(i)                       to holders of ordinary shares in the capital of the Company in proportion (as nearly as practicable) to the respective numbers of ordinary shares held by them; and

(ii)                    to holders of other equity securities in the capital of the Company, as required by the rights of those securities or, subject to such rights, as the directors otherwise consider necessary, but subject to such exclusions or other arrangements as the directors may deem necessary or expedient in relation to treasury shares, fractional entitlements, record dates or any legal or practical problems under the laws of any territory or the requirements of any regulatory body or stock exchange; and

(b)                   otherwise than pursuant to paragraph (a) of this resolution, up to an aggregate nominal amount of £394,318.16,

and this power shall expire at the conclusion of the next AGM of the Company after the passing of this resolution or on 15 September 2018 (whichever is the earlier), save that the Company may make an offer or agreement before this power expires which would or might require equity securities to be allotted for cash after this power expires and the directors may allot equity securities for cash pursuant to any such offer or agreement as if this power had not expired.

This power is in substitution for all existing powers under section 570 of the Act granted at the AGM of the Company to be held at 2.00 p.m. on 15 June 2017 (which, to the extent unused at the date of this resolution, are revoked with immediate effect).

By order of the Board

Stephen Austin	Registered office:
Company Secretary	27/28 Eastcastle Street
London
W1W 8DH
United Kingdom

Date: 5 June 2017

Notes

(1)

A member entitled to attend and vote at the General Meeting convened by this notice is entitled to appoint one or more proxies to attend, speak and vote in his or her stead. A proxy need not be a member of the Company.

(2)

To appoint a proxy you may use the form of proxy enclosed with this notice of General Meeting. Please carefully read the instructions on how to complete the form of proxy. To be valid, the form of proxy, together with the power of attorney or other authority (if any) under which it is signed or a notarially certified copy of the same, must reach the Company’s Registrars, Share Registrars Limited, The Courtyard, 17 West Street, Farnham, Surrey GU9 7DR, United Kingdom by post or by scan and email to proxies@shareregistrars.uk.com not less than 48 hours before the time of holding of the General Meeting (excluding any part of a day that is not a working day). The form of proxy should therefore be completed and deposited with the Company’s Registrars by 2.00 p.m. BST on 20 June 2017 (or, if the meeting is adjourned, no later than 48 hours (excluding any part of a day that is not a working day) before the time of any adjourned meeting). The completion and return of a form of proxy will not preclude a member from attending the General Meeting and voting in person if he or she so wishes. If a member has appointed a proxy and attends the General Meeting in person, such proxy appointment will automatically be terminated.

(3)

Pursuant to regulation 41 of the Uncertificated Securities Regulations 2001, the Company has specified that only those holders of the Company’s shares registered on the register of members of the Company as at 2.00 p.m. BST on 20 June 2017, or, in the event that the General Meeting is adjourned, 48 hours (excluding any part of a day that is not a working day) before the time of the adjourned meeting, shall be entitled to attend and vote at the General Meeting in respect of the number of such shares registered in their name at the relevant time. Changes to entries on the register of members after that time shall be disregarded in determining the rights of any person to attend and vote at the General Meeting.

(4)

Any member may insert the full name of a proxy or the full names of two alternative proxies of the member’s choice in the space provided with or without deleting ‘‘the Chairman of the meeting’’. A proxy need not be a member of the Company, but must attend the meeting to represent the relevant member. The person whose name appears first on the form of proxy and has not been deleted will be entitled to act as proxy to the exclusion of those whose names follow. If this proxy form is signed and returned with no name inserted in the space provided for that purpose, the Chairman of the meeting will be deemed to be the appointed proxy. Where a member appoints as his/her proxy someone other than the Chairman, the relevant member is responsible for ensuring that the proxy attends the meeting and is aware of the member’s voting intentions. Any alteration, deletion or correction made in the form of proxy must be initialed by the signatory/ies.

(5)

You may appoint more than one proxy in relation to the General Meeting provided each proxy is appointed to exercise rights attached to a different share or shares held by you. You may not appoint more than one proxy to exercise rights attached to any one share. If you wish to appoint more than one proxy, please contact the Company’s Registrars, Share Registrars Limited on 01252 821390 or +44 1252 821390 from outside the UK. Lines are open from 9.00 am to 5.30 pm Monday to Friday, excluding public holidays. Alternatively you may write to Share Registrars Limited, The Courtyard, 17 West Street, Farnham, Surrey GU9 7DR, United Kingdom for additional proxy forms and for assistance.

(6)

Any corporation which is a member of the Company can appoint one or more corporate representatives who may exercise on its behalf all of its powers as a member provided that they do not do so in relation to the same share.

(7)	Voting on all resolutions will be conducted by way of a poll, rather than on a show of hands.

(8)

As at the close of business on the date immediately preceding this notice the Company’s issued share capital comprised 196,212,108 ordinary shares of one pence each. Each ordinary share carried the right to one vote at the General Meeting and, therefore, the total number of voting rights in the Company as at the close of business on the date immediately preceding this notice is 196,212,108.

(9)

A member’s instructions to the proxy must be indicated in the appropriate space provided. To abstain from voting on a resolution, select the relevant ‘‘Vote withheld’’ box. A vote withheld is not a vote in law, which means that the vote will not be counted in the calculation of votes for or against the resolution. If no voting indication is given, your proxy will vote or abstain from voting at his or her decision. Your proxy will vote (or abstain from voting) as he or she thinks fit in relation to any other matter which is put before the meeting.

(10)

This form of proxy must be signed by the appointor or his attorney duly authorised in writing. The power of attorney or other authority (if any) under which the form of proxy is signed, or a notarially certified copy of the power or authority, must be received by the Registrar with the form of proxy. If the appointor is a corporation, the form of proxy should be signed on its behalf by an attorney or duly authorised officer or executed as a deed or executed under common seal. In the case of joint holders, the signature of any one of them will suffice, but the names of all joint holders should be stated. If more than one holder is present at the meeting, the vote of the first named on the register of members of the Company will be accepted to the exclusion of other joint holders.

(11)

CREST members who wish to appoint a proxy or proxies through the CREST Electronic Proxy Appointment Service may do so for the General Meeting and any adjournment(s) thereof by following the procedures described in the CREST manual. CREST personal members or other CREST sponsored members, and those CREST members who have appointed a voting service provider(s), should refer to their CREST sponsor or voting service provider(s), who will be able to take the appropriate action on their behalf. In order for a proxy appointment or instruction made using the CREST service to be valid, the appropriate CREST message (a ‘‘CREST Proxy Instruction’’) must be properly authenticated in accordance with Euroclear UK & Ireland Limited’s specifications and must contain the information required for such instructions, as described in the CREST Manual. The message, regardless of whether it constitutes the appointment of a proxy or is an amendment to the instruction given to a previously-appointed proxy, must, in order to be valid, be transmitted so as to be received by Share Registrars Limited (ID 7RA36) no later than 2.00 p.m. BST on 20 June 2017, or, if the meeting is adjourned, 48 hours before the time fixed for the adjourned meeting (excluding any part of a day that is not a working day). For this purpose, the time of receipt will be taken to be the time (as determined by the timestamp applied to the message by the CREST Applications Host) from which Share Registrars Limited is able to retrieve the message by enquiry to CREST in the manner prescribed by CREST. After this time, any change of instructions to proxies appointed through CREST should be communicated to the appointee through other means. CREST members and, where applicable, their CREST sponsors or voting service providers should note that Euroclear UK & Ireland Limited does not make available special procedures in CREST for any particular messages. Normal system timings and limitations will therefore apply in relation to the input of CREST Proxy Instructions. It is the responsibility of the CREST member concerned to take (or, if the CREST member is a CREST personal member or sponsored member or has appointed a voting service provider(s), to procure that his or her CREST sponsor or voting service provider(s) take(s)) such action as shall be necessary to ensure that a message is transmitted by means of the CREST system by any particular time. In this connection, CREST members and, where applicable, their CREST sponsors or voting service providers are referred, in particular, to those sections of the CREST Manual concerning practical limitations of the CREST system and timings. The Company may treat a CREST Proxy Instruction as invalid in the circumstances set out in Regulation 35(5)(a) of the Uncertificated Securities Regulations 2001.

(12)

In order to revoke a proxy instruction you will need to inform the Company by sending a signed hard copy notice clearly stating your intention to revoke your proxy appointment to the Registrars, in the case of a member which is a company, the revocation notice must be executed in accordance with note 10 above. Any power of attorney or any other authority under which the revocation notice is signed (or a duly certified copy of such power or authority) must be included with the revocation notice must be received by the Registrars not less than 48 hours (excluding any part of a day that is not a working day) before the time fixed for the holding of the Meeting or any adjourned Meeting (or in the case of a poll before the time appointed for taking the poll) at which the proxy is to attend, speak and to vote. If you attempt to revoke your proxy appointment but the revocation is received after the time specified then, subject to the paragraph directly below, your proxy appointment will remain valid.

(13)

You may not use any electronic address provided either in this notice or any related documents (including the form of proxy) to communicate with the Company for any purposes other than those expressly stated.

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